OGILVY RENAULT
LLP / S.E.N.C.R.L., s.r.l.

06019496

Direct Dial: (514) 847-4505
ableau@ogilvyrenault.com

December 20, 2006

SUPPL

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 1 2006
WASH. D.C. 185

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentleman,

You will find enclosed herewith a copy of the following documents that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

INTERIM FINANCIAL STATEMENTS AND MD&A (quarter ending September 30, 2006):

1. Interim financial statements;
2. Management's discussion and analysis; and
3. Certification of interim filings by CEO and CFO on Form 52-109F2.

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

Yours truly,

Violaine I. Gomar

Encl.

Atrium Biotechnologies Inc.

Interim Consolidated Financial Statements

(expressed in thousands of US DOLLARS)

For the periods ended September 30, 2006 and 2005

Atrium Biotechnologies Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of **US DOLLARS**)

Unaudited	As at September 30, 2006	As at December 31, 2005
	$	$
Assets		
Current assets		
Cash and cash equivalents	20,295	14,886
Short-term investments	-	2,958
Accounts receivable	55,398	55,831
Income taxes recoverable	3,192	1,952
Inventory	29,749	31,758
Prepaid expenses	1,027	1,313
Future income tax assets	451	555
	110,112	109,253
Long-term investment, at cost	1,633	1,139
Property, plant and equipment	5,932	5,809
Deferred charges	1,346	1,695
Intangible assets	72,044	68,027
Goodwill (note 4)	116,405	109,035
Future income tax assets	3,071	3,289
	310,543	298,247
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	41,711	48,142
Income taxes	255	936
Balance of purchase price payable (note 3)	17	-
Deferred revenues	290	174
Current portion of long-term debt	11	70
	42,284	49,322
Long-term debt	98,402	105,878
Employee future benefits	219	205
Future income tax liabilities	20,063	18,431
	160,968	173,836
Shareholders' Equity		
Share capital (note 5)	79,266	78,985
Contributed surplus	1,719	1,497
Retained earnings	58,216	38,596
Cumulative translation adjustment	10,374	5,333
	149,575	124,411
	310,543	298,247

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Retained Earnings
(expressed in thousands of **US DOLLARS**)

Unaudited	Nine months ended September 30, 2006	2005
	$	$
Balance - Beginning of period	38,596	24,288
Net earnings for the period	19,620	10,309
Balance - End of period	58,216	34,597

Interim Consolidated Statements of Contributed Surplus
(expressed in thousands of **US DOLLARS**)

Unaudited	Nine months ended September 30, 2006	2005
	$	$
Balance - Beginning of period	1,497	905
Stock-based compensation costs	222	477
Exercise of stock options	-	(27)
Balance - End of period	1,719	1,355

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of US DOLLARS, except share and per share data)

Unaudited	Quarters ended September 30, 2006	Quarters ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	$	$	$	$
Revenues	73,282	44,009	223,574	142,505
Operating expenses				
Cost of sales	51,683	32,132	157,464	103,794
Selling and administrative	10,587	6,135	31,839	19,004
Research and development costs	130	116	388	401
Research and development tax credits, grants and other revenues	(111)	-	(137)	(85)
Depreciation and amortization				
Property, plant and equipement	407	123	1,169	371
Intangible assets	437	179	1,318	501
	63,133	38,685	192,041	123,986
Earnings from operations	10,149	5,324	31,533	18,519
Other revenues (expenses)				
Dividend income	2,377	386	6,985	386
Interest income	305	89	670	237
Financial expenses				
Interest on long term-debt	(4,090)	(706)	(12,309)	(1,850)
Other	(234)	(76)	(527)	(475)
Foreign exchange gain (loss)	122	(289)	124	(284)
	(1,520)	(596)	(5,057)	(1,986)
Earnings before the following items	8,629	4,728	26,476	16,533
Income tax expense				
Current	1,821	861	6,045	4,501
Future	399	784	811	1,483
	2,220	1,645	6,856	5,984
	6,409	3,083	19,620	10,549
Non-controlling interest	-	-	-	240
Net earnings for the period	6,409	3,083	19,620	10,309
Net earnings per share				
Basic	0.21	0.11	0.65	0.38
Diluted	0.20	0.10	0.60	0.35
Weighted average number of shares outstanding (000's)				
Basic	30,127	29,054	30,093	27,261
Diluted	32,462	31,231	32,457	29,222

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	6,409	3,083	19,620	10,309
Items not affecting cash and cash equivalents				
Depreciation and amortization	844	302	2,487	872
Deferred charges	153	64	442	434
Deferred revenues	(91)	(131)	99	231
Stock-based compensation costs	78	163	222	477
Foreign exchange loss (gain) on long-term items denominated in foreign currency	(17)	(57)	(261)	65
Future income taxes	399	784	811	1,483
Non-controlling interest	-	-	-	240
Change in non-cash operating working capital items				
Accounts receivable	(1,664)	4,085	5,344	1,319
Inventory	603	(385)	3,701	(1,021)
Prepaid expenses	317	140	353	70
Accounts payable and accrued liabilities	2,674	(3,590)	(7,900)	(1,648)
Income taxes	(2,141)	8	(1,815)	51
	7,564	4,466	23,103	12,882
Cash flows from financing activities				
Increase in long-term debt	-	100	1,771	51,489
Payments on long-term debt	(1,552)	(4,995)	(9,799)	(77,201)
Payments on balances of purchase price	(1,291)	(1,187)	(1,291)	(4,310)
Issuance of shares, net of share issue expenses	49	76	281	37,926
	(2,794)	(6,006)	(9,038)	7,904
Cash flows from investing activities				
Proceeds from the sale of short-term investments	-	-	3,193	2,072
Purchase of a long-term investment	(441)	-	(441)	(401)
Business acquisitions, net of cash and cash equivalents acquired	(2,830)	(81)	(10,839)	(18,441)
Purchase of property, plant and equipment	(826)	(17)	(1,129)	(301)
Acquisition of amortizable intangible assets	(52)	-	(74)	(61)
	(4,149)	(98)	(9,290)	(17,132)
Increase in cash and cash equivalent	621	(1,638)	4,775	3,654
Effect of exchange rate changes on cash and cash equivalents	40	197	634	(1,147)
Cash and cash equivalents - Beginning of period	19,634	14,118	14,886	10,170
Cash and cash equivalents - End of period	20,295	12,677	20,295	12,677
Additional information				
Interest paid	4,365	675	14,714	1,932
Income taxes paid	4,788	1,164	8,693	4,680

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

1 Basis of presentation

These interim financial statements as at September 30, 2006 and for the periods ended September 30, 2006 and 2005, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments - Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

3 Business acquisitions

a) On May 1, 2006, the Company acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd ("Amisol") for a total consideration of $7,205,000 (CAN$7,975,000), including all acquisition-related costs, of which an amount of $5,647,000 (CAN$6,251,000) was paid cash, $249,000 (CAN$276,000) was accrued as acquisition-related costs and $1,309,000 (CAN$1,448,000) as a balance of purchase price. An amount of $1,291,000 (CAN$1,430,000) was paid on the balance of purchase price during the third quarter of 2006. Amisol has been marketing personal care products in Canada since 1974.

b) On September 8, 2006, the Company acquired, through one of its subsidiary, the assets of 2000610 Ontario Limited, doing business as Douglas Laboratories of Canada ("DL Canada"), for a total consideration of $2,724,000 (CAN$3,023,000), including all acquisition-related costs, of which an amount of $2,644,000 (CAN$2,935,000) was paid cash and $80,000 (CAN$88,000) was accrued as acquisition-related costs. The acquisition is subject to future payments based on the achievement of certain results. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. These preliminary assesments are subject to change upon receipt of independant valuation reports and the final determination of the fair value of the assets acquired and liabilities assumed.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

The allocated values of the net assets acquired are as follows:

	Amisol	DL Canada
	$	$
Assets		
Current assets	2,959	317
Property, plant and equipment	53	52
Intangible assets	1,000	270
	4,012	639
Liabilities		
Current liabilities	1,082	263
Net identifiable assets acquired	2,930	376
Goodwill	4,275	2,348
Purchase price	7,205	2,724

Goodwill and intangible assets from Amisol are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes. Goodwill and intangible assets from DL Canada are included in the Health & Nutrition segment and are deductible for income tax purposes.

4 Goodwill

The change in the carrying value is as follows :

	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$
Balance as at December 31, 2004	40,393	21,285	61,678
Acquisitions	10,074	42,155	52,229
Adjustments (a)	(49)	48	(1)
Impact of foreign exchange rate	(4,915)	44	(4,871)
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions	4,275	2,348	6,623
Adjustments (a)	1,232	(3,341)	(2,109)
Impact of foreign exchange rate	2,818	38	2,856
Balance as at September 30, 2006	53,828	62,577	116,405

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions. In the Health & Nutrition Division, an adjustment was recorded for $3,549,000 in 2006 according to the final determination of the fair value of the assets acquired and liabilities assumed of HVL Parent Incorporated ("Douglas Laboratories"). This adjustment has been essentially applied against intangible assets and future income tax liabilities. In the Active Ingredients & Specialty Chemicals Division, a contingent payment in the amount of $1,132,000 (CAN$1,322,000) for the acquisition of MultiChem was recorded and paid in 2006.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

5 Share capital

Authorized

Unlimited number of shares of the following classes :

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

Issued

	As at September 30, 2006		As at December 31, 2005	
	Number	Amount	Number	Amount
		$		$
Multiple voting shares				
Balance - Beginning and end of period	14,000,000	7,656	14,000,000	7,656
Subordinate voting shares				
Balance - Beginning of period	15,997,447	71,329	9,784,664	16,187
Issued pursuant to the initial public offering	-	-	4,166,667	40,920
Issued for the acquisition of non-controlling interest	-	-	741,584	7,283
Issued as part of the acquisition of Douglas Laboratories	-	-	917,532	8,632
Issued pursuant to the stock option plan	135,000	281	387,000	884
Share issue expenses, net of related income taxes	-	-	-	(2,640)
Stock-based compensation costs	-	-	-	63
Balance - End of period	16,132,447	71,610	15,997,447	71,329
Total share capital	30,132,447	79,266	29,997,447	78,985

On October 18, 2006, at the closing of a bought deal secondary offering, all multiple voting shares that were 100% owned by Æterna Zentaris Inc., formerly the parent company, were converted into subordinate voting share on a one-for-one basis. Following this closing, the Company no longer has a controlling shareholder.

6 Related party transactions (refer to note 18 of 2005 annual financial statements)

	Quarters ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	$	$	$	$
Purchases of raw materials and subcontracting	79	70	207	204
Administration fees	38	32	113	94
Dividend income	2,377	386	6,985	386
Interest expenses	2,359	383	6,936	409
Expenses reimbursed related to a technology acquired	-	146	527	346
Subcontracting revenues	11	89	36	289

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

7 **Segment information**

The following tables present information by segment :

	Quarters ended September 30,					
	2006			2005		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	44,992	28,290	73,282	37,007	7,002	44,009
Earnings from operations	3,478	6,671	10,149	2,626	2,698	5,324
Depreciation and amortization	228	616	844	207	95	302
Capital expenditures	535	343	878	9	8	17

	Nine months ended September 30,					
	2006			2005		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	137,721	85,853	223,574	120,621	21,884	142,505
Earnings from operations	11,134	20,399	31,533	10,041	8,478	18,519
Depreciation and amortization	649	1,838	2,487	589	283	872
Capital expenditures	605	598	1,203	161	201	362

	As at September 30, 2006			As at December 31, 2005		
Segment assets	133,250	165,836	299,086	120,789	164,097	284,886

Unallocated assets amount to $11,457,000 as at September 30, 2006 and $13,361,000 as at December 31, 2005 and consist mainly of cash and cash equivalents, accounts receivables, income taxes recoverable, investment, at cost and future income tax assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Message to Shareholders

In just a few years, Atrium has been able to position itself as a leader in North America and Europe in its two business sectors. It has accomplished this by following a dynamic growth strategy that is notably focused on making targeted and profitable acquisitions that are immediately accretive. Atrium now has both a solid commercial and financial foundation to execute its business plan.

Atrium's corporate culture is centred on attaining high performance levels, both from a financial perspective and through our ability to develop and commercialize top quality products for specialized markets. In recent years, this distinctive approach has enabled the Company to experience steady and highly profitable business growth.

Atrium had an excellent third quarter with revenues of US$73.3 million, an increase of 66.5% when compared to the same quarter a year earlier. EBITDA increased to US$11.0 million, up 95.4% from last year. Net earnings reached US$6.4 million for the quarter, an increase of 107.9% compared to the same quarter last year. We continue to generate significant operating cash flows with US$7.8 million generated this past quarter.

These increases are mainly due to organic growth and to the acquisitions of Douglas Laboratories in December 2005 and Amisol in May 2006. The Company obtained excellent results and was able to continue its growth because of increased demand from existing customers, the penetration of new markets and new product launches.

During the quarter, we focused on organic growth and continued the integration of the Amisol and Douglas Laboratories acquisitions. Amisol was completely integrated into MultiChem as of the third quarter. The Douglas Laboratories integration is progressing as per the plan and we continue to generate synergies. Also, the organic growth from both divisions is expected to continue. In addition, Atrium completed the acquisition of Douglas Laboratories of Canada ("DL Canada") in September 2006 which will be the platform to develop the Canadian healthcare professional market in our Health & Nutrition Division.

Also, during the quarter, we continued our efforts to realize our strategic acquisition plan which will reinforce our leadership position and will enable us to accelerate the organic growth with the implementation of commercial and operational synergies. Our revolving credit facility has an authorized amount of US$112 million with the flexibility to increase it up to US$179 million. This additional capacity will allow Atrium to pursue its acquisition strategy. As of September 30, 2006, only US$86 million was drawn under the existing facility.

On October 18, 2006, Æterna Zentaris, formerly our parent company, sold 3,485,000 shares through a bought deal secondary offering. As a result of this sale, we now have only one class of

shares since the multiple voting shares were converted into subordinate voting shares upon the closing. Æterna Zentaris intends to distribute their remaining 11,052,996 Atrium shares to its shareholders in early January 2007.

Atrium currently has sufficient flexibility to implement an important part of its growth strategy, which is the reinforcement of its leadership position in the North American and European markets.

Luc Dupont
President and Chief Executive Officer

The following analysis provides a review of Atrium Biotechnologies Inc.'s ("Atrium Biotechnologies") results of operations and cash flows for the quarter and the nine-month period ended September 30, 2006 compared with the quarter and the nine-month period ended September 30, 2005 and the financial condition as at September 30, 2006 compared to December 31, 2005. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Biotechnologies and its subsidiaries. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2006 and with Atrium Biotechnologies's 2005 Annual Report. Additional information relating to Atrium Biotechnologies, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

The Company is reporting its financial results and financial position in US dollars since fiscal 2005. All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) interest expense, income tax expense, foreign exchange loss and non-controlling interest. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 500 employees and operates three manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

1. **HEALTH & NUTRITION FINISHED PRODUCTS**
   This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. **ACTIVE INGREDIENTS & SPECIALTY CHEMICALS**
   This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 40 specialized distributors in 48 other countries.

FINANCIAL SUMMARY – THIRD QUARTER OF 2006:

- Revenues were $73.3 million for the third quarter of 2006 in comparison with $44.0 million in 2005, an increase of 66.5%;
- EBITDA increased by 95.4% to $11.0 million in the third quarter of 2006 compared to $5.6 million for the same quarter in 2005;
- Net earnings reached $6.4 million for the third quarter of 2006 compared to $3.1 million in 2005, an increase of 107.9%;
- Cash flows from operating activities before changes in non-cash operating working capital items were $7.8 million for the third quarter of 2006 compared to $4.2 million in 2005, an increase of 84.8%.

IMPORTANT EVENT DURING THE QUARTER

Acquisition of Douglas Laboratories of Canada ("DL Canada")

On September 8, 2006, the Company acquired, through one of its subsidiaries the assets of Douglas Laboratories of Canada ("DL Canada") for a total consideration of $2.7 million, including all acquisition-related costs, of which an amount of $2.6 million was paid cash and $0.1 million was accrued as acquisition-related costs. This acquisition is subject to future payments based on the achievement of certain results. DL Canada has been marketing Douglas Laboratories brand products in Canada since 2000. This acquisition is related to the Health & Nutrition division.

SUBSEQUENT EVENT TO THE QUARTER

Bought deal secondary offering

On October 18, 2006, the Company completed its previously announced bought deal secondary offering of 3,930,000 subordinate voting shares at a price of CAN$15.80 per share for a total proceeds to the selling shareholders of CAN$62 million.

Of the 3,930,000 shares, 3,485,000 shares were sold by Æterna Zentaris Inc. ("Æterna Zentaris"), Atrium Biotechnologies' principal shareholder. The balance of 445,000 shares were sold by six senior officers of Atrium Biotechnologies, following the exercise by them of certain of their stock options for proceeds for the Company of approximately $1.2 million.

Upon the closing of the offering, all Atrium Biotechnologies' multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with the Company's articles. Æterna Zentaris, who now owns 11,052,996 subordinate voting shares representing approximately 36% of all shares outstanding, intends, subject to receiving regulatory and other approvals, to distribute them to its shareholders in early January 2007.

The decision of Æterna Zentaris to sell an important portion of their Atrium Biotechnologies holdings and to distribute their remaining interest represents the culmination of a lengthy and detailed review process in which both the management and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement their strategy of becoming a "pure play" biopharmaceutical company.

After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium Biotechnologies and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company will no longer benefit from Æterna Zentaris' tax losses in the future. This program would have been in effect until April 2010 if Æterna Zentaris had remained our controlling shareholder.

INTERIM CONSOLIDATED RESULTS OF OPERATIONS SUMMARY
(in thousands of US dollars) Unaudited

	Quarters ended September 30,		Nine-month periods ended September 30,	
	2006	2005	2006	2005
	$	$	$	$
Revenues	**73,282**	44,009	**223,574**	142,505
Earnings from operations (EBIT)	**10,149**	5,324	**31,533**	18,519
Depreciation and amortization	**844**	302	**2,487**	872
EBITDA	**10,993**	5,626	**34,020**	19,391
Net earnings	**6,409**	3,083	**19,620**	10,309
Cash flows from operating activities before changes in non-cash operating working capital items	**7,775**	4,208	**23,420**	14,111

INTERIM CONSOLIDATED BALANCE SHEET DATA
(in thousands of US dollars) Unaudited

	As at	
	September 30,	December 31,
	2006	2005
	$	$
Total assets	310,543	298,247
Long-term liabilities	118,684	124,514

Revenues for the quarter ended September 30, 2006 reached $73.3 million compared to $44.0 million for the same period in 2005, an increase of 66.5%. For the nine-month period ended September 30, 2006, revenues reached $223.6 million compared to $142.5 million for the same period in 2005, an increase of 56.9%. The increase came primarily from a strong organic growth and the acquisitions of Douglas Laboratories in December 2005 and Amisol in May 2006. We expect continued growth in revenues in 2006 due to the consolidation of the results of the acquisitions of Douglas Laboratories, Amisol and DL Canada as well as from organic growth.

Gross margin amounted to $21.6 million for the quarter ended September 30, 2006, compared to $11.9 million in the same period in 2005, an increase of $9.7 million or 81.9%. For the nine-month period ended September 30, 2006, gross margin was $66.1 million compared to $38.7 million for the same period in 2005 representing an increase of $27.4 million or 70.8%. This variation is primarily attributable to: (i) the gross margin from the newly-acquired Douglas Laboratories and Amisol; and (ii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 27.0% in the third quarter of 2005 to 29.5% for the same period in 2006. For the nine-month period ended September 30, 2006, the gross margin was 29.6% compared to 27.2% for the same period in 2005. These improvements came primarily from the higher margin products from the newly-acquired Douglas Laboratories and Amisol.

Selling, general and administrative expenses were $10.6 million for the quarter ended September 30, 2006, an increase of $4.5 million over the $6.1 million incurred during the same period in 2005. For the nine-month period ended September 30, 2006, these expenses were $31.8 million, an increase of $12.8 million over the $19.0 million incurred during the same period in 2005.The increase came primarily from the selling, general and administrative expenses of the newly-acquired Douglas Laboratories and Amisol.

EBITDA for the quarter ended September 30, 2006 was $11.0 million compared to $5.6 million in 2005, an increase of 95.4%. For the nine-month period ended September 30, 2006, EBITDA was $34.0 million compared to $19.4 million in 2005, an increase of 75.4%. Most of the increase in 2006 came from organic growth and from the acquisitions of Douglas Laboratories in December 2005 and Amisol in May 2006. The EBITDA margin increased from 12.8% in the third quarter of 2005 to 15.0% for the same period in 2006. Also, the EBITDA margin increased from 13.6% for the nine-month period ended September 30, 2005 to 15.2% for the same period in 2006. The EBITDA margin increase came essentially from the acquisitions of Douglas Laboratories and Amisol which have higher margin products.

Depreciation and amortization expenses for the quarter ended September 30, 2006 were $0.8 million, an increase of $0.5 million compared to $0.3 million in 2005. For the nine-month period ended September 30, 2006, depreciation and amortization expenses were $2.5 million compared to $0.9 million in 2005.This increase is primarily due to the amortization of intangible assets resulting from the acquisition of Douglas Laboratories in December 2005.

Dividend income and Interest income for the quarter ended September 30, 2006 totalled $2.7 million compared to $0.5 million in 2005. For the nine-month period ended September 30, 2006, dividend income and interest income totalled $7.7 million compared to $0.6 million in 2005. This increase is almost entirely due to the dividend income totalling $2.4 million per quarter in 2006 from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section of our 2005 Annual Report). This program will be no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income in the fourth quarter equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

Financial expenses for the quarter ended September 30, 2006 were $4.3 million compared to $0.8 million in 2005. For the nine-month period ended September 30, 2006, financial expenses were $12.8 million compared to $2.3 million in 2005. The increase for the quarter and the nine-month period ended September 30, 2006 is due directly from the increase in debt levels related to the acquisitions, particularly Douglas Laboratories in December 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program for which we accounted $2.4 million of interest expense per quarter since September 15, 2005. In addition, for the quarter and the nine-month period ended September 30, 2005, the debt levels were offset by the cash received from the IPO at the beginning of April 2005, which resulted in an interest expense decrease for that period. We expect to have a decrease in financial expenses in the last quarter of 2006 as compared to the third quarter of 2006 due to the termination of the tax loss monetization program upon the closing date of the secondary offering. This decrease will be off set by the dividend income decrease related to the same program.

Income tax expense amounted to $2.2 million (or 25.7% of earnings before taxes) for the quarter ended September 30, 2006, compared to $1.6 million (or 34.8% of earnings before taxes) during the same period last year. For the nine-month period ended September 30, 2006, income tax expense amounted to $6.9 million (or 25.9% of earnings before taxes) compared to $6.0 million (or 36.2% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section of our 2005 Annual Report) and from our new debt structure related to the acquisition of Douglas Laboratories. With the termination of the tax-loss monetization as of the closing date of the secondary offering in October 2006 and assuming the same debt level in our debt structure until the end of the year, we expect to have a cumulative income tax rate of 28% for the twelve months ended December 31, 2006.

Non-controlling interest of $0.2 million during the first quarter of 2005 was the non-controlling interest accounted for in our French subsidiary, Unipex Finance S.A.S., which was acquired at the same time as the completion of our IPO at the beginning of April 2005. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future.

Net earnings for the quarter ended September 30, 2006 were $6.4 million or $0.21 per share ($0.20 per share on a diluted basis) compared to $3.1 million or $0.11 per share ($0.10 per share on a diluted basis) in 2005, an increase of $3.3 million or 107.9%. For the nine-month period ended September 30, 2006, net earnings were $19.6 million or $0.65 per share ($0.60 per share on a diluted basis) compared to $10.3 million or $0.38 per share ($0.35 per share on

a diluted basis) in 2005, an increase of $9.3 million or 90.3%. This increase in net earnings is primarily attributable to accretive acquisitions of Douglas Laboratories in December 2005 and Amisol in May 2006 as well as our increased profitability.

The significant increase in the net earnings in 2006 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 30.1 million (32.5 million for the diluted) for the quarter ended September 30, 2006 compared to 29.1 million (31.2 million for the diluted) for the same period in 2005. The weighted average number of shares outstanding increased to 30.1 million (32.5 million for the diluted) for the nine-month period ended September 30, 2006 compared to 27.3 million (29.2 million for the diluted) for the same period in 2005. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005, the acquisition of the minority interest in Unipex, the issuance of shares in relation to the Douglas Laboratories' acquisition and the exercise of options.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets totalled $310.5 million as of September 30, 2006 compared to $298.2 million on December 31, 2005. Long-term liabilities totalled $118.7 million as of September 30, 2006 compared to $124.5 million as of December 31, 2005. This decrease in long-term liabilities came primarily from the net reimbursement of $8.0 million of the long-term debt. Additional information on segment assets is provided in the interim consolidated financial statements.

HEALTH & NUTRITION DIVISION ("H&N") RESULTS

(in thousands of US dollars) Unaudited

	Quarters ended September 30,		Nine-month periods ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Revenues	**28,290**	7,002	**85,853**	21,884
Earnings from operations (EBIT)	**6,671**	2,698	**20,399**	8,478
Depreciation and amortization	**616**	95	**1,838**	283
EBITDA	**7,287**	2,793	**22,237**	8,761

Revenues from the Health & Nutrition Division were $28.3 million for the quarter ended September 30, 2006 compared to $7.0 million in 2005, an increase of $21.3 million or 304.0%. For the nine-month period ended September 30, 2006, revenues were $85.9 million compared to $21.9 million in 2005, an increase of $64.0 million or 292.3%. This increase came primarily from organic growth and from the acquisition of Douglas Laboratories in December 2005.

EBITDA was $7.3 million (or 25.8% of revenues) for the quarter ended September 30, 2006 representing an increase of $4.5 million or 160.9% over the same period last year where the EBITDA was $2.8 million (or 39.9% of revenues). For the nine-month period ended September 30, 2006, EBITDA was $22.2 million (or 25.9% of revenues) compared to $8.8 million (or 40.0% of revenues) in 2005, an increase of $13.5 million or 153.8%. Most of the EBITDA increase came from organic growth, the acquisition of Douglas Laboratories and from synergies realized from this acquisition.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION ("AI&SC") RESULTS

(in thousands of US dollars) Unaudited

	Quarters ended September 30,		Nine-month periods ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	$	$	$
Revenues	**44,992**	37,007	**137,721**	120,621
Earnings from operations (EBIT)	**3,478**	2,626	**11,134**	10,041
Depreciation and amortization	**228**	207	**649**	589
EBITDA	**3,706**	2,833	**11,783**	10,630

Revenues from the Active Ingredients & Specialty Chemicals Division were $45.0 million for the quarter ended September 30, 2006, representing an increase of 21.6% over revenues of $37.0 million for the same period in 2005. For the nine-month period ended September 30, 2006, revenues were $137.7 million compared to $120.6 million for the same period in 2005, an increase of 14.2%. This increase is attributable essentially to the organic growth for the quarter and the nine-month period ended September 30, 2006, to the acquisition of Amisol during the second quarter of 2006 and to the acquisition of MultiChem on January 24, 2005, which now accounts for a complete nine-month period in 2006.

EBITDA was $3.7 million (or 8.2% of revenues) for the quarter ended September 30, 2006, representing an increase of $0.9 million or 30.8% over 2005 EBITDA of $2.8 million (or 7.7% of revenues). For the nine-month period ended September 30, 2006, EBITDA was $11.8 million (or 8.6% of revenues) compared to $10.6 million (or 8.8% of revenues) in 2005, an increase of $1.2 million or 10.8%. This EBITDA increase is attributable essentially to organic growth and to the acquisition of Amisol.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities, as well as the issuance of debt and common shares.

During the last quarter of 2005, the Company modified its revolving credit facility by increasing the authorized amount from $67.1 million (CAN$75 million) to $111.8 million (CAN$125 million) with the possibility to increase this amount up to $178.9 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. This facility is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of September 30, 2006, our consolidated cash and cash equivalents and short-term investments position was $20.3 million and our long-term debt amounted to $98.4 million. This long-term debt includes $86.4 million from our amended revolving credit facility, leaving approximately $25.4 million available from the current authorized amount of $111.8 million. The other portion of our long-term debt represents a subordinated debt of $12.0 million which is bearing interest at a rate of 7%. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate.

The Company believes that these liquidities, combined with our revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $7.6 million for the quarter ended September 30, 2006 compared to $4.5 million in 2005. For the nine-month period ended September 30, 2006, cash flows were $23.1 million compared to $12.9 million in 2005. This cash flows increase comes primarily from the acquisitions of Douglas Laboratories and Amisol from organic growth and from working capital item timing.

Cash flows from operating activities before changes in non-cash operating working capital items were $7.8 million for the third quarter of 2006 compared to $4.2 million in 2005, an increase of 84.8%. Cash flows from operating activities before changes in non-cash operating working capital items were $23.4 million for the nine-month period ended September 30, 2006 compared to $14.1 million in 2005, an increase of 66.0%. This cash flows increase comes from existing operations and from newly-acquired Douglas Laboratories. Cash flows generated by our operations until the end of 2006 are expected to increase due to the Company's operations and the Douglas Laboratories and Amisol acquisitions.

FINANCING ACTIVITIES
For the quarter ended September 30, 2006, cash flows used for financing activities were used for a debt reimbursement of $1.6 million and for a payment of a balance of a purchased price of $1.3 million related to the acquisition of Amisol. During the same quarter of 2005, the cash flows used for financing activities were mainly used for the balance of purchased price payment for the acquisition of Pure Encapsulations and for the reimbursement of the long-term debt. For the nine-month period ended September 30, 2006, cash flows used for financing activities were used for a net debt reimbursement of $8.0 million, for a payment of a balance of a purchased price of $1.3 million related to the acquisition of Amisol and offset by cash received by the exercise of options. During the same period of 2005, net cash flows from financing came from the IPO of April 2005 offset by the net decrease in the long-term debt level.

INVESTING ACTIVITIES
The decrease of cash flows from investing activities were $4.1 million for the quarter ended September 30, 2006 and were used principally for the acquisition of DL Canada. During the nine-month period ended September 30, 2006, the decrease of cash flows from investing came primarily from the acquisition of Amisol and DL Canada and was offset by the proceeds from the sales of short-term investments. During the same period in 2005, cash flows from investing activities were used to acquire MultiChem in January 2005.

There has been no significant change in Contractual obligations and commercial commitments facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

OUTSTANDING SHARE DATA
As of November 8, 2006, there were 30,597,947 subordinate voting shares issued and outstanding and no more multiple voting shares. These multiple voting shares that were 100% owned by Æterna Zentaris, formerly our parent company, were converted into subordinate voting shares on a one-for-one basis at the closing of the secondary offering of October 18, 2006. As of November 8, 2006, there were 2,594,000 stock options outstanding.

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of **US DOLLARS**, except per share data)

Unaudited	Quarters ended			
	September 30, 2006	**June 30, 2006**	**March 31, 2006**	**December 31, 2005**
	$	**$**	**$**	**$**
Revenues	73,282	74,283	76,009	58,358
AI&SC	44,992	44,599	48,130	47,385
H&N	28,290	29,684	27,879	10,973
EBITDA	10,993	11,673	11,354	5,836
AI&SC	3,706	3,988	4,089	2,649
H&N	7,287	7,685	7,265	3,187
Net Earnings	6,409	6,319	6,892	3,999
EPS basic	0.21	0.21	0.23	0.14
EPS diluted	0.20	0.19	0.21	0.13

QUARTERLY SUMMARY FINANCIAL INFORMATION (continued)
(tabular amounts in thousands of **US DOLLARS**, except per share data)

Unaudited	Quarters ended			
	September 30, 2005	**June 30, 2005**	**March 31, 2005**	**December 31, 2004**
	$	$	$	$
Revenues	44,009	50,345	48,151	35,473
AI&SC	37,007	42,870	40,744	27,979
H&N	7,002	7,475	7,407	7,494
EBITDA	5,626	7,129	6,636	5,197
AI&SC	2,833	3,893	3,904	2,258
H&N	2,793	3,236	2,732	2,939
Net Earnings	3,083	3,968	3,258	2,251
EPS basic	0.11	0.14	0.14	0.10
EPS diluted	0.10	0.13	0.12	0.09

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: Douglas Laboratories in December 2005 in the H&N Division and MultiChem in January 2005 and Amisol in May 2006 both in the AI&SC Division.

RELATED PARTY TRANSACTIONS

There were no other related party transactions than those presented and describe in note 18 of the 2005 annual consolidated financial statements and for which we present an update in note 6 of our unaudited interim consolidated financial statements for the third quarter of 2006.

OFF-BALANCE SHEET ARRANGEMENTS

There were no other off-balance sheet arrangements than the one presented and described in note 18 of the 2005 annual consolidated financial statements and related to the tax loss monetization program. As of September 30, 2006, we did not have interests in any variable interest entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in Atrium Biotechnologies' accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates.

New accounting standard

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended September 30, 2006, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our revolving credit facility. To manage this risk, the Company uses interest rate swaps. The Company formally documents and designates each derivative financial instrument as a hedge of its credit facility. The Company determines that derivative financial instruments are effective hedges.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

In December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. As at September 30, 2006, we have only $36.4 million of long-term debt which bears interest at floating rates.

RISK FACTORS AND UNCERTAINTIES

There has been no significant change in the risk factors and uncertainties facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

CONTINUOUS DISCLOSURE

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of November 8, 2006, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

John Dempsey

November 8, 2006

ATRIUM
BIOTECHNOLOGIES

I, Luc Dupont, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

November 8, 2006

Luc Dupont
President and Chief Executive Officer

ATRIUM
BIOTECHNOLOGIES

I, John Dempsey, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

November 8, 2006

John Dempsey
Vice President Finance
and Chief Financial Officer